Exhibit (a)(I)(F)
FOR IMMEDIATE RELEASE
March 6, 2006
Contact: Georgeson Shareholder Communications, (800) 441-4290
SEADRILL LIMITED COMMENCES U.S. TENDER OFFER FOR OUTSTANDING
ORDINARY SHARES AND AMERICAN DEPOSITARY SHARES OF SMEDVIG ASA
(New York, New York) SeaDrill Limited announced today that it had commenced a tender offer in the United States for all Class A Ordinary Shares, Class A American Depositary Shares, Class B Ordinary Shares, and Class B American Depositary Shares of Smedvig ASA, a public limited company organized under the laws of Norway, at a price of NOK 205 per Class A share and per Class A ADS, net to the seller in cash, without interest, and NOK 165 per Class B share and per Class B ADS, net to the seller in cash, without interest. The U.S. tender offer is open only to residents of the United States.
Hamilton, Bermuda-based SeaDrill Limited, is a supplier of drilling and service units to the offshore oil and gas industry. SeaDrill currently owns a total of 27,899,609 Class A shares and 15,508,082 Class B shares of Smedvig, collectively constituting 53.1% of Smedvig’s total share capital and 51.9% of Smedvig’s total voting power. The U.S. tender offer is made in connection with a global mandatory offering for the remaining outstanding Class A and Class B shares of Smedvig, as required by Norwegian law.
Resident of the United States who hold Class A shares, Class A American Depositary Shares, Class B shares or Class B American Depositary Shares of Smedvig are advised to read the tender offer statement (including an offer to purchase, letters of transmittal and related documents) filed by SeaDrill with the Securities and Exchange Commission and available for viewing at no charge at www.sec.gov. These documents contain important information that should be read carefully before any decision is made with respect to the offer. U.S. holders may also contact the information agent, Georgeson Shareholder Communications, at (800) 441-4290.
This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares or ADSs. The offer is made only by the Offer to Purchase, dated March 6, 2006, and the related letters of transmittal and any amendments or supplements thereto, and is being made to all holders of shares or ADSs who are residents of the United States.
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